

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

<u>Mail Stop 3561</u>

August 8, 2007

Ms. Glenda Chamberlain
Executive Vice President and
   Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, TX 78703

      **Re: Whole Foods Market, Inc.
             Form 10-K for the Fiscal Year Ended September 24, 2006
             Filed December 8, 2006
             File No. 0-19797**

Dear Ms. Chamberlain:

     We have completed our review of your Form 10-K and have no further comments at this time.

             Sincerely,

             William Choi
             Branch Chief